Filed Pursuant to Rule 433

Registration Statement No. 333-180096

March 14, 2012

Contact:	610-337-7000	For Immediate Release:
	Hugh J. Gallagher, ext. 1029	March 14, 2012
Shelly Oates, ext. 3202

AmeriGas Partners announces intent to increase distribution by 5%; provides estimated earnings guidance

VALLEY FORGE, Pa., March 14 - AmeriGas Propane, Inc., general partner of AmeriGas Partners, L.P. (NYSE:APU), announced that it expects to declare a distribution increase of 5% at its next regularly scheduled board of directors meeting in April. Jerry E. Sheridan, chief executive officer of AmeriGas, said, “When we announced the Heritage Propane acquisition last fall, we stated our belief that the transaction would enhance our ability to meet our long-standing goal of 5% annual distribution increases. We are pleased to be able to once again tangibly demonstrate the benefits of the transaction by announcing our intention to increase the distribution in April.” AmeriGas had previously increased its partnership distribution by 3% following the closing of the acquisition in January.

AmeriGas also issued estimated earnings guidance for its second fiscal quarter ending March 31, 2012 and its full fiscal year ending September 30, 2012 as well as estimated guidance for its upcoming 2013 fiscal year. Results for the quarter ending March 31, 2012 and the fiscal year ending September 30, 2012 include the results of Heritage Propane from the mid-January acquisition date through the end of the quarter or fiscal year, respectively.

For the quarter ending March 31, 2012, AmeriGas estimates Adjusted EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, losses on extinguishment of debt and Heritage Propane acquisition and transition expenses, in the range of $225 million to $235 million. Using the midpoint of this range, AmeriGas estimates that net income for the quarter will be approximately $105 million. The forecasted results for the quarter include the effects of decreases in volumes sold resulting primarily from the unusually warm weather experienced during the two months ended February 29, 2012 (16% warmer than normal and 20% warmer than last year) according to degree day statistics compiled by the National Oceanic and Atmospheric Administration. Adjusted EBITDA excludes the impact of approximately $10 million in Heritage Propane acquisition and transition expenses an approximate $15 million loss on extinguishment of debt expected to be incurred during the quarter.

For the fiscal year ending September 30, 2012, AmeriGas estimates Adjusted EBITDA in the range of $375 million to $395 million. Using the midpoint of this range, AmeriGas estimates that it will incur a net loss for the fiscal year of approximately $10 million. The forecasted results for the 2012 fiscal year will be significantly impacted by a decrease in volumes sold resulting primarily from the extremely warm weather experienced during the peak heating season months of December 2011 through February 2012. Adjusted EBITDA excludes the impact of approximately $50 million in Heritage Propane acquisition and transition expenses and the previously mentioned loss on extinguishment of debt expected to be incurred during fiscal 2012, but includes approximately $15 million in net synergies that are expected to be recognized during the remainder of the 2012 fiscal year.

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AmeriGas Partners announces intent to increase distribution by 5%; provides estimated earnings guidance

AmeriGas also issued estimated guidance for its 2013 fiscal year ending September 30 2013, which will be the first fiscal year to reflect the full impact of the Heritage Propane acquisition for twelve months. Assuming essentially normal weather patterns and given a current assessment of business conditions and acquisition integration efforts, AmeriGas estimates Adjusted EBITDA in the range of $610 million to $660 million for fiscal 2013, including the impact of approximately $50 million in net synergies expected to be recognized from the Heritage Propane acquisition. Using the midpoint of this range, AmeriGas estimates that net income for the fiscal year will be approximately $230 million. Adjusted EBITDA for fiscal 2013 excludes the impact of approximately $20 million in Heritage Propane transition expenses that are expected to be incurred during the 2013 fiscal year.

Lon R. Greenberg, chairman of AmeriGas, and chairman and chief executive officer of UGI Corporation (NYSE: UGI) said, “We are very pleased with the progress AmeriGas has made thus far on the integration of the businesses. They have realigned the operating structure into six geographic regions, have named the regional vice presidents, and have finalized plans for the initial integration efforts to be completed this summer. Although there is still a significant amount of work ahead, we now believe that the AmeriGas management team has made sufficient progress to enable us to provide this guidance for fiscal 2013 in order to enable investors to better understand our view of the future prospects for the business.”

EBITDA and Adjusted EBITDA are non-GAAP financial measures. Management believes the presentation of these measures provides useful information to investors to more effectively evaluate the year-over-year results of operations of the Partnership. These measures are not comparable to measures used by other entities and should only be considered in conjunction with net income attributable to AmeriGas Partners, L.P. A reconciliation of EBITDA and Adjusted EBITDA to the most comparable GAAP financial measure is included on the last page of this press release.

About AmeriGas Partners, L.P.

AmeriGas is the nation’s largest retail propane marketer, serving over two million customers in all 50 states from over 1,200 locations. UGI Corporation, through subsidiaries, is the sole General Partner and owns approximately 28% of the Partnership. An affiliate of Energy Transfer Partners, L.P. owns approximately 34% of the Partnership and the public owns approximately 38% of the Partnership.

Comprehensive information about AmeriGas is available on the Internet at www.amerigas.com.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1–800-326-5897.

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AmeriGas Partners announces intent to increase distribution by 5%; provides estimated earnings guidance

This press release contains certain forward-looking statements which management believes to be reasonable as of today’s date only. Actual results may differ significantly because of risks and uncertainties that are difficult to predict and many of which are beyond management’s control. Management’s estimates are based upon a number of assumptions. While these estimates are presented with numerical specificity and considered reasonable, they are inherently subject to significant weather-related, business, economic and competitive uncertainties. The estimates are necessarily speculative in nature, and actual results could differ materially, particularly if actual events differ from one or more of our key assumptions. Thus, anticipated results may not be achieved.

Our key assumptions include the following:

•	our expectation for weather, as changes in weather generally correlate with changes in the volume of propane being sold, which is our primary source of revenues;

•	our expectation that there will be no change in competitive dynamics;

•

our expectation of a stable propane cost and operating environment (including with respect to vehicle fuel expenses and the level of conservation by our customers), as changes in costs can materially impact demand and margins (as we may not be able to fully pass through changes in costs to our customers);

•

our expectation that our integration of Heritage Propane occurs smoothly and that we realize our expected synergies; if we do not meet these expectations, that could materially impact our revenues as well as our costs;

•	our preliminary allocation of the purchase price consideration for the Heritage Acquisition, as a change in allocation could materially change our depreciation and amortization amounts;

•	the absence of any significant unanticipated or unusual charges; and

•	no significant change in effective tax rates.

These estimates also assume that we do not consummate any significant change in our operations such as significant acquisitions or dispositions. If one or more of our assumptions prove incorrect, our results will differ, and such differences could be material. Accordingly, you should not place undue reliance on these estimates, as they should not be regarded as a representation that the anticipated results will be achieved.

You should read the Partnership’s Annual Report on Form 10-K for a more extensive list of factors that could affect results. Among them are adverse weather conditions, cost volatility and availability of propane, increased customer conservation measures, the capacity to transport propane to our market areas, the impact of pending and future legal proceedings, political, economic and regulatory conditions in the U.S. and abroad, and our ability to successfully integrate Heritage Propane and achieve anticipated synergies. The Partnership undertakes no obligation to release revisions to its forward-looking statements to reflect events or circumstances occurring after today.

Reconciliation of Non-GAAP Financial Measures

The following table includes reconciliations of net income (loss) attributable to AmeriGas Partners, L.P. to EBITDA and Adjusted EBITDA for the forecasted periods utilizing the midpoint of the Adjusted EBITDA forecast:

	Quarter Ended March 31, 2012	Fiscal Year Ended September 30,
		2012	2013
	(In thousands)
Net income (loss) attributable to AmeriGas Partners, L.P.	$105,000	$(10,000)	$230,000
Income tax expense (estimate)	1,000	3,000	4,000
Interest expense (estimate)	45,000	145,000	165,000
Depreciation (estimate)	42,000	142,000	166,000
Amortization (estimate)	12,000	40,000	50,000

EBITDA (1)	$205,000	$320,000	$615,000
Add: Transition expenses (estimate)	10,000	50,000	20,000
Add: Loss on extinguishment of debt (estimate)	15,000	15,000	-

Adjusted EBITDA (1)	$230,000	$385,000	$635,000

(1)	Earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA should not be considered as alternatives to net income (loss) attributable to AmeriGas Partners, L.P (as an indicator of operating performance) and are not measures of performance or financial condition under accounting principles generally accepted in the United States (“GAAP”). Management believes EBITDA and Adjusted EBITDA are meaningful non-GAAP financial measures used by investors to (1) compare the Partnership’s operating performance with other companies within the propane industry and (2) assess its ability to meet loan covenants. The Partnership’s definition of EBITDA and Adjusted EBITDA may be different from that used by other companies.

Management uses EBITDA to compare year-over-year profitability of the business without regard to capital structure as well as to compare the relative performance of the Partnership to that of other master limited partnerships without regard to their financing methods, capital structure, income taxes or historical cost basis. Management uses Adjusted EBITDA to exclude from AmeriGas Partners’ EBITDA gains and losses that competitors do not necessarily have to provide additional insight into the comparison of year-over-year profitability to that of other master limited partnerships. In view of the omission of interest, income taxes, depreciation and amortization from EBITDA and Adjusted EBITDA, management also assesses the profitability of the business by comparing net income (loss) attributable to AmeriGas Partners, L.P. for the relevant years.

Management also uses EBITDA to assess the Partnership’s profitability because its parent, UGI Corporation, uses the Partnership’s EBITDA to assess the profitability of the Partnership which is one of UGI Corporation’s industry segments. UGI Corporation discloses the Partnership’s EBITDA in its disclosure about industry segments as the profitability measure for its domestic propane segment.

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